September 11, 2008

Mail Stop 4561

Mr. Steven C. Jacobs
Chief Financial Officer
Summit Financial Services Group, Inc.
980 North Federal Highway, Suite 310
Boca Raton, FL 33432

      Re: Summit Financial Services Group, Inc.
               Form 10KSB for the Year Ended December 31, 2007
               File No. 333-108818

Dear Mr. Jacobs:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Daniel L. Gordon
               Branch Chief